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                                File No. 70-8925

                   U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  Post-Effective Amendment No. 9 to Form U-1

                          JOINT APPLICATION-DECLARATION
                                      UNDER
                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
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                              COLUMBIA ENERGY GROUP
                  COLUMBIA ENERGY GROUP SERVICE CORPORATION
                      COLUMBIA ENERGY SERVICES CORPORATION
                      COLUMBIA DEEP WATER SERVICES COMPANY
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600

                        COLUMBIA NATURAL RESOURCES, INC.
                             900 Pennsylvania Avenue
                              Charleston, WV 25302

                        COLUMBIA GAS TRANSMISSION COMPANY
                            12801 Fair Lakes Parkway
                             Fairfax, VA 22030-0146

                       COLUMBIA GULF TRANSMISSION COMPANY
                             2603 Augusta, Suite 125
                                Houston, TX 77057

                          COLUMBIA PROPANE CORPORATION
                        9200 Arboretum Parkway, Suite 140
                               Richmond, VA 23236

                         COLUMBIA GAS OF KENTUCKY, INC.
                           COLUMBIA GAS OF OHIO, INC.
                         COLUMBIA GAS OF MARYLAND, INC.
                       COLUMBIA GAS OF PENNSYLVANIA, INC.
                         COLUMBIA GAS OF VIRGINIA, INC.
                             200 Civic Center Drive
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                               Columbus, OH 43215


 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
             (Names of company or companies filing this statement
                and addresses of principal executive offices)

                              COLUMBIA ENERGY GROUP
 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
              (Names of top registered holding company parent of
                         each applicant or declarant)

                           J. W. Trost, Vice President
                  COLUMBIA ENERGY GROUP SERVICE CORPORATION
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600
 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
                   (Name and address of agent for service)

        Names and Addresses of Subsidiary Company Agents for Service:

                           J. W. TROST, Vice President
                  Columbia Energy Group Service Corporation
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600

               R. LAWLER, Vice President and Retail Controller
                      Columbia Energy Services Corporation
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600

                            P. R. ALDRIDGE, President
                      Columbia Deep Water Services Company
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600

                       M. A. CHANDLER, Vice President and
                             Chief Financial Officer
                        Columbia Natural Resources, Inc.
                             900 Pennsylvania Avenue
                              Charlestown, WV 25302

                   G. A. BARNARD, Treasurer and Controller
                      Columbia Gas Transmission Corporation
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                       Columbia Gulf Transmission Company
                           1700 MacCorkle Avenue, S.E.
                              Charleston, WV 25314

                             S. M. NORDIN, Treasurer
                          Columbia Propane Corporation
                        9200 Arboretum Parkway, Suite 140
                               Richmond, VA 23236

                      A. J. SONDERMAN, Corporate Secretary
                         Columbia Gas of Kentucky, Inc.
                           Columbia Gas of Ohio, Inc.
                         Columbia Gas of Maryland, Inc.
                       Columbia Gas of Pennsylvania, Inc.
                         Columbia Gas of Virginia, Inc.
                             200 Civic Center Drive
                               Columbus, OH 43215

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
               (Names and Address of Other Agents for Service)
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ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION

      (a) Furnish a reasonably detailed and precise description of the proposed transaction, including a statement of the reasons why it is desired to consummate the transaction and the anticipated effect thereof. If the transaction is part of a general program, describe the program and its relation to the proposed transaction.

      On December 23, 1996, the Commission issued an order (the "Omnibus Financing Order") to Columbia Energy Group(1) ("Columbia") that among other things granted authorization to continue the operation of the Money Pool (as defined in the original Application-Declaration) through December 31, 2001
(HCAR No. 35-26634; 70-8925). Columbia requested that the Commission reserve jurisdiction for Money Pool participation by new direct or indirect subsidiaries engaged in new lines of business that were not included as part of the original Application-Declaration.

      On December 22, 1997, the Commission issued an order granting authorization to continue the operation of the Money Pool through December 31, 2003 (HCAR No. 35-26798; 70-9129). All borrowings through the Money Pool will be subject to the terms and conditions imposed on Money Pool transactions under the Omnibus Financing Order.

      By order dated May 6, 1998 (the "Energy Services Order"), the Commission authorized Columbia to establish one or more direct or indirect subsidiaries (collectively, "FinanceCo.") to provide, among other things, financing for customers in connection with a wide range of activities, including defined energy management services, asset management services, performance contracting, consulting services, retail services, monitoring and response goods and services, energy-peaking services, project development and ownership activities, and customer appreciation activities. Columbia Energy Group, Holding Co. Act Release No. 26868 (May 6, 1998), as supplemented by Holding Co. Act Release No. 26883 (June 10, 1998) (authorizing investments of up to $250 million in connection with the proposed sale of goods and services within the United States, and up to $50 million with respect to certain goods and services outside the United States, all through December 31, 2003). See also Rule 40(a)(4) (exempting the acquisition, in the ordinary course of the acquiring company's business, of "any evidence of indebtedness executed by its customers in consideration of utility or other services by such company or executed in connection with the sale of goods or real property other than utility assets"); and Rule 48 (exempting the acquisition of customer paper in connection with the sale of standard appliances).

      Pursuant to an application filed on November 20, 1998, Columbia has asked for authority to engage in the factoring of accounts receivable through one or more existing or newly-formed or acquired, direct or indirect subsidiaries (collectively, "Factoring Sub"). Factoring Sub would purchase accounts receivable from associate or nonassociate companies as such accounts receivable are generated. Other than the initial capital provided by Columbia, no additional



--------
      1  Formerly named The Columbia Gas System, Inc.
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outside financing would be necessary to acquire these accounts receivable because Factoring Sub would sell, via a true sale in accordance with FAS 125, the accounts receivable interests to third party Purchasers through simultaneous (i.e., same-day, or "back-to-back") transactions. Hence, Money Pool participation by Factoring Sub should not represent any increased risk for the system Money Pool.

      FinanceCo. or Factoring Sub may, from time to time, generate cash in excess of immediate cash requirements, and it is proposed that such temporary cash, as well as any other cash on hand, may, at the respective company's option, be invested in the Money Pool.

      Each of FinanceCo. and Factoring Sub may, from time to time, require short-term funds to meet normal working capital requirements. It is proposed that FinanceCo. and Factoring Sub would each borrow such short-term funds from Columbia(2) or from the Money Pool. Such loans to FinanceCo. or Factoring Sub through the Money Pool would be made pursuant to a short-term grid note, consistent with the Omnibus Financing Order, as supplemented by the December 22, 1997 order.

      The terms of the Money Pool borrowings were most recently approved by the Commission in The Columbia Gas System, Inc., Holding Company Act Release No. 26634 (Dec. 23, 1996). Under those terms, the cost of money on all short-term advances from, and the investment rate for moneys invested in, the Money Pool will be the interest rate per annum equal to the Money Pool's weighted average short-term investment rate and/or Columbia's short-term borrowing rate. Should there be no Money Pool investments or Columbia borrowings, the cost of money will be the prior month's average Federal Funds rate as published in the Federal Reserve Statistical Release, Publication H.15 (519). A default rate equal to 2% per annum above the pre-default rate on unpaid principal amounts will be assessed if any interest or principal payment becomes past due.

        Columbia hereby requests that the Commission issue a supplemental order under this Application-Declaration, as amended, authorizing FinanceCo.
and Factoring Sub to participate in the Money Pool.


                                   * * * * * *



--------------------------------
      2 FinanceCo. and Factoring Sub will rely on Rule 52 for any borrowings from Columbia outside of the Money Pool.



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      Rule 24(c)(1), in pertinent part, provides that, unless otherwise designated in an application or declaration, every order is subject to a requirement that the transaction proposed be carried out within 60 days of the date of such order. As a practical matter, the failure to designate an alternative period has led to a number of lapsed orders in the past, necessitating the filing of post-effective amendments and the issuance of supplemental orders. To avoid a recurrence of this situation, Columbia hereby designates a period from the date of the order in this matter to its express termination by subsequent order as the period in which it will carry out transactions authorized in this order, or previously authorized by Commission order, in accordance with the terms and conditions of, and for the purposes as authorized by, the relevant orders.

(b) Describe briefly, and where practicable state the approximate amount of, any material interest in the proposed transaction, direct or indirect, of any associate or affiliate of the applicant or declarant company or any affiliate of any such associate company.

      Not applicable.

(c) If the proposed transaction involves the acquisition of securities not issued by a registered holding company or subsidiary thereof, describe briefly the business and property, present or proposed, of the issuer of such securities.

      Not applicable.

(d) If the proposed transaction involves the acquisition or disposition of assets, describe briefly such assets, setting forth original cost, vendor's book cost (including the basis of determination) and applicable valuation and qualifying reserves.

      Not applicable.

ITEM 2.  FEES, COMMISSION AND EXPENSES.

      (a) State (i) the fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transaction by the applicant or declarant or any associate company thereof, and
(ii) if the proposed transaction involves the sale of securities at competitive bidding, the fees and expenses to be paid to counsel selected by the applicant or declarant to act for the successful bidder.

Services of Columbia Energy Group Service Corporation in
connection with the preparation of this Post-Effective
Amendment to the Application-Declaration....................  $1,000

      (b) If any person to whom fees or commissions have been or are to be paid in connection with the proposed transaction is an associate company or an affiliate of the applicant or declarant, or is an affiliate of an associate company, set forth the facts with respect thereto.



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      Columbia Energy Group Service Corporation will perform certain services at cost, as set forth in Item 2(a) above.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS

      (a) State the section of the Act and the rules thereunder believed to be applicable to the proposed transaction. If any section or rule would be applicable in the absence of a specific exemption, state the basis of exemption.

          Sections 6(a), 7 and 12 and Rules 43 and 45(a) are applicable to the participation by FinanceCo. and Factoring Sub in the Money Pool.

      (b) If an applicant is not a registered holding company or a subsidiary thereof, state the name of each public utility company of which it is an affiliate, or of which it will become an affiliate as a result of the proposed transaction, and the reasons why it is or will become such an affiliate.

           Not applicable.

ITEM 4.  REGULATORY APPROVAL

(a) State the nature and extent of the jurisdiction of any State commission or any Federal commission (other than the Securities and Exchange Commission) over the proposed transaction.

            Not applicable.

(b) Describe the action taken or proposed to be taken before any Commission named in answer to Paragraph (a) of this item in connection with the proposed transaction.

            Not applicable.

ITEM 5.  PROCEDURE

      (a) State the date when Commission action is requested. If the date is less than 40 days from the date of the original filing, set forth the reasons for acceleration.

      It is requested that the Commission issue its supplemental order on or before January 29, 1999.

      (b) State (i) whether there should be a recommended decision by a hearing officer, (ii) whether there should be a recommended decision by any other responsible officer of the Commission, (iii) whether the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) whether there should be a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.


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      Applicants hereby (i) waive a recommended decision by a hearing officer,
(ii) waive a recommended decision by any other responsible officer or the Commission, (iii) consent that the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) waive a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS

      (a) Exhibits

            Opinion of Counsel (to be filed by Post-Effective Amendment).

      (b) Financial Statements

            Financial statements are not provided since pro-forma statements would have no relevance to the authorization requested in this Post-Effective Amendment.

                                    SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Post-Effective Amendment to be signed on their behalf by the undersigned thereunto duly authorized.

      The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.


            COLUMBIA ENERGY GROUP

DATE: December 22, 1998               by: /s/ M. W. O'Donnell
                                      ________________________
                                          M. W. O'Donnell, Senior Vice
                                          President & Chief Financial Officer

            COLUMBIA NATURAL RESOURCES, INC.


DATE: December 22, 1998               by: /s/ M. A. Chandler
                                      ________________________
                                          M. A. Chandler, Vice President and
                                          Chief Financial Officer


            COLUMBIA DEEP WATER SERVICES COMPANY

DATE: December 22, 1998               by: /s/ P.R. Aldridge
                                      ________________________
                                          P.R. Aldridge, President



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            COLUMBIA GAS OF KENTUCKY, INC.
            COLUMBIA GAS OF OHIO, INC.
            COLUMBIA GAS OF MARYLAND, INC.
            COLUMBIA GAS OF PENNSYLVANIA, INC.
            COLUMBIA GAS OF VIRGINIA, INC.
            COLUMBIA GULF TRANSMISSION COMPANY
            COLUMBIA GAS TRANSMISSION CORPORATION
            COLUMBIA PROPANE CORPORATION
            COLUMBIA ENERGY GROUP SERVICE CORPORATION
            COLUMBIA ENERGY SERVICES CORPORATION



DATE: December 22, 1998       by: /s/ J. W. Trost
                              ____________________________
                              J. W. Trost, Vice President



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